

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Benjamin Slager
Chief Executive Officer
Alliance BioEnergy Plus, Inc.
3710 Buckeye Street, Suite 120
Palm Beach Gardens, FL 33410

>   **Re: Alliance BioEnergy Plus, Inc.**
>   **Form 10-K for the Year Ended December 31, 2020**
>   **Filed April 6, 2011**
>   **File No. 000-54942**

Dear Mr. Slager:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences